RAINCHIEF ENERGY COMPLETES RESOURCE STUDY JENSEN PROSPECT, CURRY COUNTY, NEW MEXICO

For Immediate Release

For Release – JUNE 13, 2013 – Vancouver, BC – RainChief Energy Inc. (OTCQB: RCFEF) (the “Company”) today announced that it has completed a resource study on its Gulf Jensen Prospect, Curry County, New Mexico.

The report was prepared by Apex Energy Consultants, Calgary Alberta and can be viewed on the Company website at www.rainchief.com.

The Company acquired the interests by assignment agreement dated April 25, 2012, with Nueva Oil & Gas Corp and Amato Exploration Corp. Rainchief acquired a 90% working interest in the leases reserving 10% carried working interest to Nueva. The total gross acreage is 1921.33 acres and the net acreage in 1729.2 acres. The net revenue interest in 80% inclusive of the lessor royalties and the over-riding royalties. Rainchief paid $75,000 to Amato on behalf of Nueva on April 9, 2012. All of the Lands were acquired on five year leases.

On behalf of the Board of Directors,

RainChief Energy Inc. (OTCQB: RCFEF)

For corporate information contact:

Brad Moynes at 604-336-8138
Email info@rainchief.com

Corporate Address
1185 West Georgia, Suite 1110
Vancouver, BC V6E 4E6 Canada

T: 604-336-8138 F: 866-303-4630